October 7, 2020

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

Attn: Jeff Long

RE:	XAI Octagon Floating Rate & Alternative Income Term Trust (811-23247)

Mr. Long:

Thank you for your telephonic comments, provided to Skadden, Arps, Slate, Meagher & Flom LLP, as fund counsel, concerning the annual report to shareholder of XAI Octagon Floating Rate & Alternative Income Term Trust (811-23247) (“XFLT” or the “Fund”) for the fiscal year ended September 30, 2019 and other publicly available materials related to the Fund. For ease of reference, we have summarized your comments below followed by our responses.

Comment 1: Pursuant to Rule 12-12 of Regulation S-X, in the schedule of investments please identify the series and tranche as part of the title of the issue with respect to investments in securitized vehicles.

Response: In future reports, the Fund will identify the series and tranche for investments in securitized vehicles in accordance with Rule 12-12 of Regulation S-X.

Comment 2: Pursuant to Rule 12-12 of Regulation S-X, in the schedule of investments if any securities are restricted, include the disclosures required for restricted securities.

Response: To the extent the Fund holds restricted securities, the Fund will include the disclosures required for restricted securities in accordance with Rule 12-12 of Regulation S-X.

Comment 3: It appears that the Fund had return of capital distributions. Please confirm that the Fund complied with the shareholder notice requirements of Rule 19a-1 under the Investment Company Act of 1940 (the “1940 Act”).

Response: The Fund confirms that it complied with the requirements of Rule 19a-1. Certain Fund investments may be subject to complex tax rules and the calculation of taxable income attributed to such investments can be dramatically different from the calculation of income for financial reporting purposes under accounting principles generally accepted in the United States (GAAP”). In accordance with Section 19(a), which requires that the Fund’s income be “determined in accordance with good accounting practice,” and Rule 19a-1, for the fiscal period October 1, 2018 to September 30, 2019, the Fund’s GAAP or book income was in excess of its monthly distributions. Therefore, no 19a-1 notices were provided. However, due to the nature of certain of the Fund’s investments—for example, collateralized loan obligation equity (CLO equity) securities are passive foreign investment companies (PFICs)—certain tax adjustments are made at the end of the Fund’s fiscal year after receipt of PFIC statements from underlying investments.  For the fiscal year ended September 30, 2019, the Fund’s tax adjustments resulted in a tax return of capital of $682,271 or $0.08 per share. Each announcement of the Fund’s distribution includes a notice that the specific tax characteristics of the distributions will be reported to shareholders on Form 1099 after the end of the calendar year. The announcement of the Fund’s October 2020 distribution includes additional information regarding the potential book vs tax discrepancy with respect to the Fund’s income. The Fund confirms that to the extent a distribution includes return of capital, determined based on book income, the Fund will provide 19a-1 notices in accordance with the requirements of such Rule.

Comment 4: We note that the Fund filed an amended annual report. Please explain the reasons for the amended filing. In the future, when an amended filing is required, include an explanation of the reason for the amended filing.

Response: The Form N-CSR filed on December 2, 2019 inadvertently omitted several pages of the shareholder report transmitted to shareholders, containing the discussion of the Board’s considerations of the advisory and sub-advisory agreement. After discovering this omission, the Form N-CSR/A was filed on December 6, 2019 to incorporate those pages and was filed within 10 days of the transmittal of the shareholder report to shareholders. A corresponding amendment to Form N-CEN was filed on December 16, 2019.

Comment 5: In Form N-CEN, Item B-23 asks whether, during the reporting period, the registrant paid any dividend or made any distribution in the nature of a dividend payment, required to be accompanied by a written statement pursuant to section 19(a) of the 1940 Act and rule 19a-1 thereunder. While it appears that the Fund paid return of capital distributions, this item was checked “No.” Is that the correct response? If so, please explain.

Response: Please refer to our response to Comment 3 above. At the time of the Fund’s filing of its Form N-CEN, the correct response to Item B-23 was “No”. As noted above, certain tax adjustments at the Fund’s fiscal year end resulted in a tax return of capital to shareholders.

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If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact me at (720) 651-8002.

Sincerely,

/s/ Derek Mullins
Derek J. Mullins
Chief Financial Officer and Treasurer of the Fund

cc:	Benjamin D. McCulloch, Chief Legal Officer and Secretary of the Fund

Kevin T. Hardy, Skadden, Arps, Slate, Meagher & Flom LLP